EB Enterprise Bancorp, Inc.
parent company of Enterprise Bank

2022 ANNUAL REPORT

Leading with

purpose

We are pleased to share with you our 2022 Annual Report, which focuses on our commitment to our founding purpose statement:

To make a positive difference in the lives of the **individuals**, **businesses**, and **communities** we so passionately serve.

To play an active role in making every community in which we operate a better place to live and work.

Throughout this report, you will hear from our team members, customers, and community members, sharing in their own words how this purpose statement is at the heart of who we are and how we operate here at Enterprise Bank.



We live and breathe this purpose statement every day at Enterprise Bank and are able to fulfill our purpose by differentiating ourselves as a bank that is growth oriented, highly responsive, relationship driven, and highly commercially focused, founded on a strong people-first culture.

Dear friends,

Enterprise Bank was founded thirty-four years ago on the purpose of making a positive difference for the individuals, businesses, communities, and shareholders whom we passionately serve. We live and breathe our sense of purpose. We are able to fulfill our purpose by differentiating ourselves as a bank that is growth oriented, has progressive services and business lines, and is highly responsive and relationship driven.

Our Growth: Strong and Consistent

We have now recorded 133 consecutive profitable quarters and have increased our dividend for 31 consecutive years.

Since the start of the COVID-19 pandemic three years ago, annual growth rates for assets, loans, and deposits for banks have significantly ebbed and flowed from year to year. These ebbs and flows are principally related to the impact of stimulus monies, PPP loans, and significantly fluctuating interest rates, equity returns, and bond returns. As a result of these economic and market forces, most banks in 2022 experienced low or negative deposit and asset growth, after strong growth years in 2020 and 2021. For this reason, we feel it is important and relevant to share with you both our growth results for 2022 and our average annual growth rates over the last three years from the end of 2019 (just before COVID) through 2022.

Growth results for 2022 were as follows:

- Net income was $42.7 million for 2022, an increase of 1%;
- Total loans grew by 9% and amounted to $3.18 billion at year end. Core loan growth (non-GAAP), which excludes PPP loans, was 12% for 2022;
- Total customer deposits grew by 1% and ended 2022 at $4.04 billion;
- Total assets ended 2022 at $4.44 billion, which is essentially flat compared to $4.45 billion at the end of 2021 (asset growth is most closely correlated to deposit growth).

Average annual compounded growth rates over the last three years ending December 31, 2022 were as follows:

- Net income – 8%
- Total loans – 7%
- Total customer deposits – 13%
- Total assets – 11%

Over the past thirty-four years, we have continuously evolved and adapted to meet and exceed the needs of our customers, and we offer a depth and breadth of services not often found in banks our size. Our expertise in commercial lending, residential lending, cash management, digital banking, and wealth management differentiates us in the market. Our growth is accomplished from fostering relationships, exceptional customer service, continual enhancement and expansion of the sophistication of our banking services and technology, and expansion of our branch system.



Londonderry grand opening, June 14, 2022

In May of 2022 we opened our 27th branch location—our eighth branch in New Hampshire—at 8 Michels Way in Londonderry. We also continually invest in our existing branch facilities, and in 2022 this included a significant renovation of our Westford branch and a relocation of our Lexington branch, moving from Bedford Street to 1666 Massachusetts Avenue in the heart of downtown. Our branches are such a vital part of our growth because we do far more than just open a building: we immerse ourselves into the fabric of a community, nurture and develop new relationships, and become a driving force in the community. And our relationship bankers, who are well-versed in all of Enterprise Bank's services, operate as trusted advisors and skilled consultative bankers for our customers.

For several years now, we have been executing on our digital evolution with the focus and intent of enhancing how we do business with our customers and the way customers do business with us. Digital advancement is far more than implementing process efficiencies, as it primarily entails meeting our customers where and how they want to do business with us, and ensuring an exceptional customer experience. Utilization of technology enables us to strengthen the human connection and the relationships we have with our valued customers, and is synergistic with providing attentive, personal customer service. With our customers top of mind, we are executing on delivering newly enhanced customer journeys such as our online deposit account opening solution, and in our Customer Service Center we have implemented a new cloud-based service offering that is enabling customers to be routed faster to subject matter experts to service their questions and requests. We are continually adding to our digital and mobile capabilities including the ability to create travel rules on debit cards for travel outside the U.S. and the ability to access debit card spending reports and account statements. We will continue to expand and enhance our digital capabilities so that customer interactions — whether in person at one of our branches, over the phone, by video, online, or through a mobile app — are faster, easier, secure and meet our customers' needs in how they wish to do business with us.

Setting Us Apart: Our People, Operating with Purpose, and Culture

We were founded upon a people-first culture which guides us today. At Enterprise Bank, we are truly a family, made up of people of integrity who embrace leading from a sense of purpose by genuinely caring about each other, our customers, our communities, and our bank as a whole.

Leading with purpose means everything to us and is an important mindset in establishing a competitive advantage. When we speak of our sense of purpose and culture at Enterprise Bank, we express words such as excellence, community, integrity, professionalism, teamwork, caring, diversity, equity, inclusion, belonging, relationships, service, and people-first.



Celebrating our teams and our culture

Our team is truly our most valuable asset, and we continually invest in our team members' futures and strive to reward and recognize them in meaningful ways. We are committed to creating an environment where our team members feel a strong sense of belonging and are valued for their individual diverse perspectives. We publish our DEI Annual Report, which highlights our efforts and accomplishments and can be found in the "Diversity Equity Inclusion" section of our website (enterprisebanking.com).

Enterprise Bank was once again named among the top workplaces in the nation by Energage, the company that conducts *The Boston Globe*'s Top Places to Work annual survey. Our Enterprise ranked #9 among employers with 500-999 team members in the National Top Workplaces USA award. Enterprise Bank was additionally recognized by Energage in three National Top Workplaces Culture Excellence Awards: Professional Development, Employee Appreciation, and Employee Well Being. Additionally, Enterprise Bank was named by *The Boston Globe* as one of the Top Places to Work among large-sized companies—the 11th consecutive year that Enterprise has earned this distinction. Of the 45 companies recognized in this category, our Enterprise was ranked #7.

Enterprise Profile

Financial Data (as of 12/31/22)

$4.44 billion ASSETS	$4.04 billion DEPOSITS
$3.18 billion LOANS	$1.09 billion WEALTH ASSETS UNDER MANANGEMENT AND ADMINISTRATION

Our culture is a reflection of the expertise, vision, and leadership provided by our outstanding Board of Directors, comprised of professionals of the highest integrity who share a strong fiduciary duty to corporate governance, and who exemplify the values upon which Enterprise Bank was founded and operates today. We are deeply grateful to each director.

The Board of Directors expresses its deep appreciation to Luis M. Pedroso for his dedicated service as a director to Enterprise Bank. Mr. Pedroso retired from service as a director in October, 2022. Mr. Pedroso served Enterprise Bank with the utmost sense of fiduciary duty, leadership, community insight, and strategic direction. His entrepreneurial and philanthropic spirit and extensive community involvement have been a positive driving force in our Bank communities in many ways. His unwavering commitment to helping others — particularly those most in need — will always remain a hallmark of our sense of purpose and service to our communities.

Our Customers: Meaningful, Trusting, Consultative Relationships

Enterprise Bank is built on meaningful, trusting relationships with our customers. Our customers look to us as trusted advisors for guidance and expertise to help them achieve their goals and fulfill their dreams.

In 2022, we launched several new initiatives to enhance the customer experience, including a new Call Center phone solution, online appointment-scheduling software, a new Wealth Management platform and client portal, new escrow and sub-accounting services, and a new CardHub digital dashboard. These are just a few of the technological and digital enhancements we have implemented to provide our customers the best possible banking experience.

The security and privacy of our customer data is critical. As both the volume and sophistication of cyber-related attacks continue to escalate worldwide, Enterprise is increasingly investing in cybersecurity technology, working to identify and mitigate potential risks to our customers.

Our Community: Unwavering Commitment

A true passion for and commitment to our communities is deeply entrenched in the Enterprise Bank culture and reflects our deep sense of purpose as a community bank. In 2022, Enterprise Bank extended support to more than 350 non-profit organizations through our charitable giving and community involvement. Our team members embrace the spirit of volunteerism, participating in countless charity events and fundraisers as well as serving on non-profit and charitable boards. In 2022, we hosted multiple virtual public forums to support our

communities through our Non-Profit Collaborative[SM], Business Leadership Forum, and Series for Racial Equity and Inclusion.

In recognition of our commitment to community, Enterprise Bank was once again recognized by the *Boston Business Journal* as a top philanthropic company in Massachusetts. At the "Corporate Citizenship Summit" held in September of 2022, we ranked #2 among Massachusetts companies for the highest average hours (36 per team member) in community service, up from #3 last year. This special recognition is a tribute to our team members who consistently embrace the Bank's stated purpose to make a positive difference in our community.

We published our first Environmental, Social, and Governance (ESG) Report, which can be found in the "About" section on our website (enterprisebanking.com). Our 2022 report will be posted on our website in April 2023. Our ESG Report highlights our efforts as a responsible corporate partner to the communities and customers we serve, and to all stakeholders who put their trust in us.

Looking Ahead: Strong and Well Positioned

In our 35th year in business, we stand strong well positioned.

We will continue to build on our strong reputa as a leading locally owned and locally manage financial institution. Strategically, our focus ren on organic growth and expansion, while contin to invest in technology, progressive product capabilities, and, most importantly, our peopl and people-first culture.

We would like to express our deepest appreciation and gratitude to each of you—our shareholders, team members, customers, and community members—for the trust and confidence you have placed in us. The growth of Enterprise Bank stems from the relationships we have built with each of you, and we are grateful for your continued support.

Working together, we can accomplish anything.

With deep gratitude,



Richard W. Main
President

George L. Duncan
Chairman

Jack Clancy
Chief Executive Officer



3

2022 Financial Highlights

Operating Results

- Net income of $42.7 million, or $3.52 per diluted share for 2022, versus $42.2 million or $3.50 per diluted share for 2021
- ROA of 0.96%, and ROE of 14.47%

Loans

- Loans of $3.18 billion at December 31, 2022, an increase of 12% versus December 31, 2021 (excluding PPP loans)
- Loan to deposit ratio of 79%
- Loan to asset ratio of 72%

Capital

- Paid a dividend of $0.82 per share
- Total capital to risk weighted assets of 13.49% ratio at December 31, 2022

Deposits

- Deposits of $4.04 billion at December 31, 2022, an increase of 1% versus December 31, 2021

Asset Quality

- Nonperforming loans to total loans of 0.19% at December 31, 2022
- Net charge-offs of $239 thousand
- Allowance for loan losses of $52.6 million or 1.66% of total loans at December 31, 2022

Liquidity

- $268 million in cash and equivalents at year end
- Approximately $1.1 billion in available borrowing capacity at the FHLB/FRB at year end

Compound Annual Growth Rates through 12/31/22

ITEM	LAST FIVE YEARS	LAST TEN YEARS	LAST FIFTEEN YEARS	LAST TWENTY YEARS
Net Income	17%	13%	10%	10%
Assets	10%	10%	10%	10%
Customer Deposits	12%	11%	11%	10%
Loans Outstanding	7%	9%	9%	11%

This growth has been entirely organic.

Selected Financial Data and Ratios

Year Ended December 31	2022	2021	2020	2019	2018
BALANCE SHEET DATA		(dollars in thousands, except per share data)			
Total cash and cash equivalents	$ 267,589	$ 436,576	$ 253,782	$ 63,794	$ 63,120
Total investment securities at fair value	820,371	958,215	583,049	505,255	432,921
Total loans [1]	3,180,518	2,920,684	3,073,860	2,565,459	2,387,506
Allowance for credit losses	52,640	47,704	44,565	33,614	33,849
Total assets	4,438,333	4,447,819	4,014,324	3,235,049	2,964,358
Total deposits	4,035,806	3,980,239	3,551,263	2,786,730	2,564,782
Subordinated debt	59,182	58,979	73,744	14,872	14,860
Total shareholders' equity	282,267	346,895	334,426	296,641	255,297
Total liabilities and shareholders' equity	4,438,333	4,447,819	4,014,324	3,235,049	2,964,358
WEALTH MANAGEMENT					
Wealth assets under management [2]	$ 891,451	$ 1,041,409	$ 976,502	$ 914,301	$ 797,895
Wealth assets under administration [2]	$ 198,586	$ 257,867	$ 210,900	$ 187,501	$ 121,440
SHAREHOLDERS' EQUITY RATIOS					
Book value per common share	$ 23.26	$ 28.82	$ 28.01	$ 25.09	$ 21.80
Dividends paid per common share	$ 0.82	$ 0.74	$ 0.70	$ 0.64	$ 0.58
Dividend payout ratio	23.23%	21.08%	26.52%	22.07%	23.48%
REGULATORY CAPITAL RATIOS					
Total capital to risk weighted assets	13.49%	13.73%	14.62%	11.88%	11.77%
Tier 1 capital to risk weighted assets [3]	10.56%	10.62%	10.77%	10.13%	9.93%
Tier 1 capital to average assets	8.10%	7.56%	7.52%	8.86%	8.56%
CREDIT QUALITY DATA					
Non-performing loans	$ 6,122	$ 26,522	$ 38,050	$ 14,771	$ 11,784
Non-performing loans to total loans	0.19%	0.91%	1.24%	0.58%	0.49%
Non-performing assets to total assets	0.14%	0.60%	0.95%	0.46%	0.40%
ACL for loans to total loans	1.66%	1.63%	1.45%	1.31%	1.42%
INCOME STATEMENT DATA					
Net interest income	$ 151,798	$ 141,556	$ 130,134	$ 115,857	$ 108,835
Provision for credit losses	5,800	1,770	12,499	1,180	2,250
Total non-interest income	18,462	18,107	17,247	16,319	11,990
Total non-interest expense	108,314	102,135	93,254	86,415	80,878
Income before income taxes	56,146	55,758	41,628	44,581	37,697
Provision for income taxes	13,430	13,587	10,172	10,381	8,816
Net income	$ 42,716	$ 42,171	$ 31,456	$ 34,200	$ 28,881
INCOME STATEMENT RATIOS					
Diluted earnings per common share	$ 3.52	$ 3.50	$ 2.64	$ 2.89	$ 2.46
Return on average total assets	0.96%	0.98%	0.82%	1.10%	1.00%
Return on average shareholders' equity	14.47%	12.49%	9.95%	12.31%	12.15%
Net interest margin (tax-equivalent) [4]	3.54%	3.44%	3.59%	3.95%	3.97%

(1) Balance includes PPP loans of $2.2 million, $71.5 million and $443.1 million at December 31,2022, 2021 and 2020, respectively.
(2) Wealth assets under management and wealth assets under administration are not carried as assets on the Company's Consolidated Balance Sheet. Please refer to the Company's Form 10-K for more information.
(3) Ratio also represents common equity tier 1 capital to risk weighted assets as of the periods presented.
(4) Tax-equivalent net interest margin is net interest income adjusted for the tax-equivalent effect associated with tax-exempt loan and investment income, expressed as a percentage of average interest-earning assets.

Leading with purpose

ENTERPRISE BANK WAS FOUNDED ON THE PURPOSE TO MAKE A POSITIVE DIFFERENCE IN THE LIVES OF THOSE WE SO PASSIONATELY SERVE. ON THE FOLLOWING PAGES, SOME OF THOSE INDIVIDUALS, BUSINESSES, AND COMMUNITY MEMBERS SHARE IN THEIR OWN WORDS HOW THIS PURPOSE STATEMENT IS AT THE HEART OF WHO WE ARE AND HOW WE OPERATE HERE AT ENTERPRISE BANK.

Individuals: Service Above

Our team members are the heart and soul of who we are and what we do at Enterprise Bank to make a positive difference in the lives of the individuals we so passionately serve. Our Enterprise Bankers go above and beyond to provide personal, attentive service for customers throughout their lives, from opening their first savings account, taking out a car or college loan, securing a mortgage, or preparing for retirement.

Team members in our branches, loan and mortgage services, and Wealth Management are a reflection of our Bank culture, which measures our success not by numbers and transactions, but by long-lasting relationships, the lives we influence, and the dreams we help fulfill. That culture begins with creating a workplace where we respect and care for each other in a positive, rewarding, and inclusive environment—

because we know that employees who feel valued and appreciated make their customers feel the same way.

For those individuals we serve, we seek to make every experience—whether in person, on the phone, or through an electronic device—a positive and rewarding one.

> " In my personal life and my business, **I THINK OF ENTERPRISE AS FRIENDS AND PARTNERS,** not just my bank. I trust them and love the way they operate – they know you, listen to you, and bend over backwards to help you and make your life easier. "
>
> *Fred Ciampa*
> *Owner, Frederick A. Ciampa, CPA, PC*



FRED CIAMPA

and Beyond

"I know that, whether it's me or anyone else who walks through the door of Enterprise Bank, they can be confident that they will be greeted with friendly and knowledgeable staff who will immediately help with their needs. The bank's excellent customer service along with their eagerness to help makes the entire process pleasant, seamless, and stress-free. I'M SO HAPPY TO BE BANKING WITH ENTERPRISE BANK!"

Ajita Bhat
President, Chinmaya Mission Boston and
Co-Chair, The Akshaya Patra Foundation Boston

"ENTERPRISE BANK HAS EARNED OUR TRUST – with our business finances and with our wealth management. With Enterprise, you have a bank large enough to know what they're doing and get the job done, but small enough to know you and give you the personal attention and hand holding when you need it."

Leo G. Bishop, DVM
(retired)



DR. LEO & SUSAN BISHOP



AJITA BHAT

Businesses: A Trusted Partner

At Enterprise, we've created an innovative, forward-thinking commercial bank that helps our customers grow their money and their business. Enterprise Bank understands entrepreneurs because we are entrepreneurs; we understand what it means to have a passion and a dream, and we know how to help create a successful business.

Businesses choose Enterprise because we offer the services and capabilities of the big banks, with all the personal service, flexibility, and local decision-making of a community bank. Our team members are responsive and attentive, and we genuinely care about our customers and their success, making customers feel important and valued. Our customers range from small local retailers and nonprofits to large manufacturers and professionals. Regardless of the size, our commitment to our business customers is the same, as we take the time to understand them, to do what is right for them, and to work alongside them to assist in their growth, expansion, and creation of new jobs.

Over the past thirty-four years, Enterprise Bank has grown and expanded into a full-service bank, offering a full line of personal banking products and services. But at its heart, Enterprise Bank remains a commercial bank committed to making a positive difference in the businesses we serve.



RAJIA ABDELAZIZ

"Enterprise Bank does so much more than provide financing. They are an incredible partner that is there to support us and guide us every step of the way. **THEY GENUINELY CARE AND WANT US TO SUCCEED.** What else could you ask for in a bank?"

Rajia Abdelaziz
CEO, InvisaWear



MIKE JENOSKI

"With Enterprise Bank, **IT'S ALL ABOUT THE PERSONAL RELATIONSHIP WITH A BANK THAT KNOWS ME** and goes the extra mile every day to help me and my business succeed. It's a great partnership to have."

Mike Jenoski
President, Goodway Group



AMY LABELLE

"Enterprise Bank understands the mind of an entrepreneur because they are entrepreneurs. **THEY UNDERSTAND WHAT IT MEANS TO HAVE A PASSION AND A DREAM** to create a successful business."

Amy LaBelle
Founder/Owner, LaBelle Winery

Communities: A Deep Commitment

At Enterprise Bank, we show our deep commitment to these communities and non-profit organizations through our philanthropic dollars, bank-wide volunteerism, and ongoing initiatives. In 2022, Enterprise Bank was once again honored by the *Boston Business Journal* as a top philanthropic company in Massachusetts, ranked #2 among Massachusetts companies for the highest average employee hours in community service.

Our 2022 initiatives included Enterprise Bank's Non-Profit Collaborative[SM], which provides critically needed programs, resources, and guidance to non-profits in our region; our Series on Racial Equity and Inclusion, a community series with the goal to create a safe space to promote constructive engagement and broaden our perspectives; and our Business Leadership Forum, created in 2021 as a resource for business community members to help grow, protect, and simplify their business' banking.

- The Non-Profit Collaborative hosted a spring and fall seminar series, including "Discover the Art of Engagement: Fundraising Bootcamp for Boards, Staff, and Volunteers," "How Can We Be Strategic When We Are So Busy Firefighting?" "Gender Identity & Expression at the Workplace," and "Asking in the Age of Zoom: How to Ask for a Major Gift Online."

- Partnering with local organizations, the Series on Racial Equity and Inclusion hosted three thought-provoking presentations for the community: "Are We There Yet? How to Define and Develop an Inclusive Internal Organizational Culture that is Relevant, Responsive, and Respected in a World of Change," "Leveling the Playing Field: Interrupting Patterns of Power and Privilege" and "I'm a Good Person! Isn't That Enough?"

- The Business Leadership Forum hosted two well-attended forums: "2022 Economic Outlook During a Time of Transitions: The Pandemic Recedes While Russia Advances," and "Post-Election Economic Outlook."

As a genuine community bank, we consider it both a privilege and responsibility to support and make a positive difference in the lives of the communities we are so honored to serve.

> " We love everything about Enterprise Bank. They know us — our mission, our vision, and values — and they go above and beyond to support us, care about us, advocate for us, and look out for us. **ENTERPRISE IS ALL ABOUT RELATIONSHIPS, WITH US AND WITH THE ENTIRE COMMUNITY.** "
>
> *Carol Baldwin*
> *Executive Director,*
> *Nashua Adult Learning Center*



CAROL BALDWIN

> " The beauty of banking with Enterprise is the quality and nature of personal relationships with people who know us and value what we do in the community, because they are part of the community, too. **BANKING WITH ENTERPRISE GIVES YOU NOT ONLY A PARTNER IN YOUR ORGANIZATION, BUT ALSO A PARTNER IN SERVING THE COMMUNITY** and contributing to this region's success. "
>
> *Neil Gordon*
> *CEO, Discovery Museum*



NEIL GORDON

> " **ENTERPRISE BANK IS TRULY A PARTNER.** They've been there to support us through thick and thin in whatever we do, offering solutions and guidance, from daily operational issues to mitigating risk to investment opportunities to help us grow strategically and with a purpose. "
>
> *Joan Hatem-Roy, LICSW*
> *CEO, AgeSpan*



JOAN HATEM-ROY



Enterprise Bank

222 Merrimack Street, Lowell, MA 01852 • 978-459-9000

27 branch locations serving 22 communities:

19 locations in Massachusetts

- Acton, Andover, Billerica (2), Chelmsford (2), Dracut, Fitchburg, Lawrence, Leominster, Lexington, Lowell (2), Methuen, North Andover, Tewksbury (2), Tyngsboro, Westford

8 locations in New Hampshire

- Derry, Hudson, Londonderry, Nashua (2), Pelham, Salem, Windham



MANCHESTER
AUBURN
CHESTER
SANDOWN
BEDFORD
DERRY
HAMPSTEAD
MERRIMACK
LONDONDERRY
ATKINSON
PLAISTOW
LITCHFIELD
101A
WINDHAM
SALEM
HUDSON
HAVERHILL
GROVELAND
HOLLIS
PELHAM
METHUEN
GEORGETOWN
NASHUA
LAWRENCE
BOXFORD
DUNSTABLE
DRACUT
NORTH ANDOVER
ASHBURNHAM
ASHBY
TOWNSEND
PEPPERELL
TYNGSBOROUGH
LOWELL
ANDOVER
GROTON
TEWKSBURY
MIDDLETON
WESTFORD
CHELMSFORD
LUNENBURG
NORTH READING
FITCHBURG
SHIRLEY
AYER
BILLERICA
WILMINGTON
READING
WESTMINSTER
LITTLETON
CARLISLE
HARVARD
LEOMINSTER
BOXBOROUGH
ACTON
BEDFORD
BURLINGTON
LANCASTER
CONCORD
WOBURN
PRINCETON
STERLING
BOLTON
STOW
LEXINGTON
MAYNARD
LINCOLN
WALTHAM
93
495
95
3
2
190

Communities with branch locations are shown in gold.

Investor Relations

Enterprise Bancorp, Inc.
222 Merrimack Street, Lowell, MA 01852
978-459-9000 • shareholders@ebtc.com

Transfer Agent and Registrar

Shareholders who have questions regarding their ownership of Enterprise Bancorp, Inc. stock should contact our transfer agent:
Computershare Investor Services
PO Box 43006
Providence, RI 02940-3006
888-218-4390

info@ebtc.com • EnterpriseBanking.com

The common stock of Enterprise Bancorp, Inc. is traded on the NASDAQ Stock Market under the symbol "EBTC."

Enterprise Bancorp, Inc. and Enterprise Bank

Board of Directors

George L. Duncan
Founder and Chairman of the Board

James F. Conway III
Vice Chairman and Lead Director of the Board
Former President, Chief Executive Officer and Chairman, Courier Corporation

John A. Koutsos
Secretary of the Board
President, Alec's Shoe Store, Inc.

Kenneth S. Ansin
President, Ansin Consulting Group

Gino J. Baroni
Owner and Managing Principal, Trident Project Advantage Group

Jack Clancy
Chief Executive Officer, Enterprise Bank

John R. Clementi
Chief Executive Officer, Longview Development, LLC
Former President, Plastican, Inc.

Dr. Carole A. Cowan
Former President, Middlesex Community College

Normand E. Deschene
Former Chief Executive Officer, Wellforce

John T. Grady, Jr.
Senior Advisor, G2 Capital Advisors

Mary Jane King
President, Conway Management Company

Joseph C. Lerner
Managing Partner, 819 Energy, LLC

Shelagh E. Mahoney
Owner and Chief Executive Officer, Eastern Salt Company, Inc.

Richard W. Main
President, Enterprise Bank

Dr. Jacqueline F. Moloney
Professor and Chancellor Emerita, University of Massachusetts Lowell

Michael T. Putziger
Chairman, WinnCompanies

Carol L. Reid
Former Corporate Controller and Chief Accounting Officer, Avid Technology, Inc.

Nickolas Stavropoulos
Former President and Chief Operating Officer, Pacific Gas and Electric Company

Anita R. Worden
Former Co-Founder, Chief Executive Officer and Director, Yaskawa Solectria Solar

General Counsel
Gallagher & Cavanaugh LLP

SEC & Regulatory Counsel
Hunton Andrews Kurth LLP

Financial Consultant
Raymond L. Anstiss, Jr., CPA

Advisor to the Enterprise Wealth Management Committee
Marcia S. Wagner, Esquire

Honorary Board Members
Nancy L. Donahue
Lucy A. Flynn
Eric W. Hanson
John P. Harrington
Arnold S. Lerner
Luis M. Pedroso



pur·pose (pur-puhs) *noun*:
the reason for which something is done or created or for which something exists.

EB Enterprise Bancorp, Inc.
parent company of Enterprise Bank

EnterpriseBanking.com

Member
FDIC  002CSND763